

BHA Select Network, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commissions (17C.F.R.§240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

- The company claimed and exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k): (2)(i).

- The Company met the identified exemption provisions in 17 C.F.R.§240.15c3-3(k) throughout the most recent fiscal year without exception.

I, Daniel McDermott, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By:

Manager

BHA Select Network, LLC

2/22/2016

230 Congress St Suite 303 Boston MA 02110 | Tel: +1 (508) 786-0480 | Fax: +1 (508) 786-0487

Securities Offered Through BHA Select Network, LLC Member FINRA / SIPC